OKB



16014668

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 08 2016
Washington DC
404

SEC FILE NUMBER
8-49192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Horan Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4990 East Galbraith Road
(No. and Street)

Cincinnati (City) Ohio (State) 45236 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Terence L. Horan (513) 745-0707
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ELLIOTT DAVIS DECOSIMO, LLC
(Name – *if individual, state last, first, middle name*)

201 EAST FIFTH STREET, SUITE 2100, CINCINNATI (Address) (City) OHIO (State) 45202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terence L. Horan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Horan Securities, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
STATE OF OHIO

Signature

Principal

Title

Notary Public

CAROLYN A. MEFFORD
Notary Public, State of Ohio
My Commission Expires June 4, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HORAN SECURITIES, INC.

CONTENTS

SUPPLEMENTARY INFORMATION



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Horan Securities, Inc.
Cincinnati, Ohio

We have audited the accompanying statements of financial condition of Horan Securities, Inc. (the Company) as of December 31, 2015 and 2014, (the financial statements) that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Horan Securities, Inc. as of December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in the Computation of Net Capital Pursuant to Rule 15c3-1 (the Supplemental Information) has been subjected to audit procedure performed in conjunction with the audits of Horan Securities, Inc.'s financial statement. The Supplemental Information is the responsibility of Horan Securities, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Computation of Net Capital Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis Decosimo, LLC

Cincinnati, Ohio
February 26, 2016

HORAN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2015 and 2014

	2015	2014
ASSETS		
Cash and cash equivalents	$ 366,257	$ 344,522
Restricted cash	15,684	758
Investment securities, at fair value	61,078	50,358
Commissions receivable	154,220	176,589
Fees receivable	128,834	105,024
Prepayments	14,385	14,616
Refundable income taxes	19,400	-
Deferred income taxes	-	6,100
TOTAL ASSETS	$ 759,858	$ 697,967
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 29,650	$ 4,337
Accrued expenses	440,900	341,200
Income taxes payable	-	5,819
Deferred income tax liability	1,000	-
Total liabilities	471,550	351,356
STOCKHOLDER'S EQUITY		
Common stock, no par value, 850 shares authorized; 75 shares issued	293,000	293,000
Additional paid-in capital	25,000	25,000
Retained earnings (accumulated deficit)	(29,692)	28,611
Total stockholder's equity	288,308	346,611
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 759,858	$ 697,967

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Company are as follows:

DESCRIPTION OF BUSINESS - Horan Securities, Inc., an Ohio corporation, operates as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and an investment advisor registered with the State of Ohio Division of Securities. The Company is a broker of mutual funds, annuities and other securities and is licensed to operate in twenty-three states. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's office is located in Cincinnati, Ohio.

CASH AND CASH EQUIVALENTS - The Company considers all money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains at various financial institutions cash and cash equivalent accounts which may periodically exceed federally insured amounts.

RESTRICTED CASH - Restricted cash represents all cash held in a special reserve bank account for the exclusive benefit of customers, in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934.

INVESTMENT SECURITIES - The Company's investment securities are reported at fair value, with unrealized gains and losses recognized in operations.

Realized gains and losses on sales of securities are recognized on the trade date using the specific identification method.

FAIR VALUE MEASUREMENTS - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting principles generally accepted in the United States of America establish a fair value hierarchy, which gives the highest priority to observable inputs such as quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to inputs from observable data other than quoted prices (Level 2) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. As of December 31, 2015 and 2014, all of the Company's investment securities are classified within Level 1 of the fair value hierarchy.

The reported amounts of cash and cash equivalents, restricted cash, commissions receivable, fees receivable, prepayments, refundable income taxes, accounts payable, accrued expenses, and income taxes payable approximate their fair values because of the short-term nature of these instruments.

COMMISSIONS AND FEES RECEIVABLE - Commissions receivable principally represent commissions due on purchases and sales of mutual fund investments and annuities from members of the Securities Investors Protection Corporation. The Company performs ongoing evaluations of the creditworthiness of these companies and generally does not require collateral to support receivables. Commissions receivable are generally expected to be collected within thirty days of the trade date. Management has assessed that, based on the nature of these receivables and historical collection information, an allowance for doubtful accounts is not necessary. Fees receivable principally represent fees due from investment advisory accounts which are generally collected within ten business days after each month-end.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

INCOME TAXES - Income taxes are provided for the tax effects of transactions reported in the financial statements. Deferred tax assets and liabilities are recognized for the estimated future tax effects attributed to temporary differences between book and tax bases of assets and liabilities and for carryforward items. The measurement of current and deferred tax assets and liabilities is based on enacted law. Deferred tax assets are reduced, if necessary, by a valuation allowance for the amount of tax benefits that may not be realized. As of December 31, 2015 and 2014, the Company had determined that a valuation allowance was not necessary.

The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. As of December 31, 2015 and 2014, the Company has not recognized liabilities for uncertain tax positions or associated interest and penalties.

The Company files income tax returns in the U.S. federal and various state and local jurisdictions.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

SUBSEQUENT EVENTS - The Company has evaluated subsequent events for potential recognition and disclosure through February 26, 2016, the date the financial statements were available to be issued.

NOTE 2 - INVESTMENT SECURITIES

As of December 31, 2015, investment securities are summarized as follows:

	Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
NASDAQ OMX Group Inc. common stock - 1,050 shares	**$ 20,063**	**$ 41,015**	**$ -**	**$ 61,078**

As of December 31, 2014, investment securities are summarized as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
NASDAQ OMX Group Inc. common stock - 1,050 shares	$ 20,063	$ 30,295	$ -	$ 50,358

NOTE 3 – DEFERRED INCOME TAXES

The components of deferred income taxes included in the statements of financial condition are as follows:

	2015	2014
Deferred tax assets (liabilities)		
Trading securities	**$ (6,150)**	$ 400
Contribution carryforwards	**5,150**	5,800
Equipment	**-**	(100)
Net deferred tax asset (liability)	**$ (1,000)**	$ 6,100

As of December 31, 2015, the Company had approximately $34,000 of federal charitable contribution carryforwards. The charitable contribution carryforwards, if not utilized, will fully expire in 2020.

NOTE 4 - BENEFIT PLAN

The Company has a 401(k) defined contribution plan covering substantially all employees, which allows for participant contributions and Company contributions at the discretion of the Board of Directors. Company contributions totaled approximately $155,000 and $134,000 for 2015 and 2014, respectively.

NOTE 5 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate daily. The Company's minimum net capital requirement totaled $25,000 as of December 31, 2015 and 2014, and its defined net capital and net capital ratio totaled $154,993 and 2.04 to 1 as of December 31, 2015, and $195,666 and 1.18 to 1 as of December 31, 2014.

SUPPLEMENTARY INFORMATION

HORAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2015 and 2014

	2015	2014
Net capital		
Total stockholder's equity	$ 288,308	$ 346,611
Add allowable credits -		
Profit sharing accrual	154,175	120,922
Less non-allowable assets -		
Non-allowable receivables	244,002	242,382
Prepayments and other assets	34,326	21,931
Less haircuts on securities -		
Marketable securities	9,162	7,554
	287,490	271,867
Net capital	$ 154,993	$ 195,666
Aggregate indebtedness		
Accounts payable	$ 29,650	$ 4,337
Accrued expenses	440,900	347,019
Non-allowable accrued expenses	(154,175)	(120,922)
	$ 316,375	$ 230,434
Percentage of aggregate indebtedness to net capital	204%	118%
Minimum net capital required to be maintained (greater of $25,000 or 6-2/3% of aggregated indebtedness)	$ 25,000	$ 25,000
Excess net capital	$ 129,993	$ 170,666
Excess net capital at 1000% (net capital less the greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement)	$ 123,356	$ 165,666

Reconciliation of Company's Computation of
Net Capital with Audited Computation
December 31, 2015

Net capital, per Part IIA of Form X-17-a-5(a) filed as of December 31, 2015	$ 154,993
Net capital, per above calculation	$ 154,993

HORAN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT AND SUPPLEMENTARY INFORMATION

December 31, 2015

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Horan Securities, Inc.
Cincinnati, Ohio

We have reviewed management's statements, included in the accompanying Exemption report, in which (a) Horan Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Horan Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the "exemption provisions") and (b) Horan Securities, Inc. stated that Horan Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Horan Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Horan Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 15c3-3.

Elliott Davis Decosimo, LLC

Cincinnati, Ohio
February 26, 2016



February 26, 2016

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Paragraph (k)(2)(i) of SEC Rule 15c3-3 states the provisions of Rule 15c3-3 shall not be applicable to a broker or dealer:

> Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)";

Horan Securities, Inc. has met the exemption provision stated above for the fiscal year ended December 31, 2015, with no exceptions.

Sincerely,

Kurt B. Krebs
VP, CFO and Financial Operations Principal

CC:
Securities and Exchange Commission, Chicago Regional Office
FINRA